Exhibit 12.2

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In thousands of Mexican pesos)

	March 2015	March 2014
IFRS
Fixed Charges:
Interest capitalized in fixed assets	1,647,838	882,872
Interest expense	33,624,115	13,088,132
Amortization premiums related to indebtedness	(828,889)	(813,770)
Estimate of the interest within rental expense	60,239	62,274

Total Fixed Charges	34,503,303	13,219,507

Net (loss)	(100,546,286)	(35,953,423)
Hydrocarbon Income Tax (IRP)	—	2,056,368
Income tax and others	1,950,098	371,235
Profit sharing in subsidiaries and affiliates (income from equity investees)	(39,299)	(1,135,183)

Pretax income from continuing operations before income from equity investees	(98,635,487)	(34,661,003)
Fixed Charges:	34,503,303	13,219,507
Amortization of interest capitalized	65,914	35,315
Distributed income of equity investees	—	—
Interest capitalized in fixed assets	(1,647,838)	(882,872)

Earnings	(65,714,108)	(22,289,053)

Amount by which fixed charges exceed earnings	100,217,411	35,508,560
Ratio of earnings to fixed charges	—	—